Exhibit 99.8

March 13, 2026

ACTION MAY BE REQUIRED BY NON-REGISTERED HOLDERS

OF THOMSON REUTERS COMMON SHARES

In order to provide returns to shareholders derived from our May 2024 dispositions of shares in London Stock Exchange Group plc co-owned by the company and certain investment funds affiliated with Blackstone, we have proposed return of capital and share consolidation transactions consisting of:

●

a special cash distribution of US$605 million in the aggregate, or approximately US$1.36 per participating share (estimated based on the number of common shares issued and outstanding as of March 6, 2026 and assuming no shareholders opt-out of the return of capital); and

●	a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the special cash distribution.

The proposed transactions require shareholder approval and a special meeting of shareholders will be held on April 28, 2026. While the full details of the proposed transactions are described in the accompanying management proxy circular and other related materials, action is required if an eligible non-registered shareholder wishes to opt out of the return of capital. You’re a “non-registered shareholder” because you hold your Thomson Reuters shares indirectly and they’re registered in the name of an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee).

Here’s what you should do:

Action

Follow your intermediary’s instructions if you’re eligible to opt out of the return of capital and decide to do so. Any opt-out elections should be completed by your intermediary’s deadline. You should contact your intermediary if you did not receive information regarding how to opt out.

(Certain shareholders who are taxable in a jurisdiction outside of Canada - including taxable U.S. resident shareholders and others - can opt out of the return of capital)

If you’re not eligible to opt out of the return of capital or are eligible to opt out but decide not to, no further action is required to participate in the return of capital.

Please note that as a non-registered shareholder, you are subject to voting deadlines set out in the proxy or voting instructions provided by your intermediary. You should contact your intermediary if you have any questions regarding your proxy or voting instructions.

Questions? Need Help?

Please contact our Information Agent, D.F. King & Co., Inc.

Canada/U.S. Toll Free Phone:

1-800-967-5068

e-mail: tri@dfking.com

Outside Canada/U.S., call collect: 1-212-561-5870

This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and provisions in the accompanying management proxy circular and other related materials. Your intermediary may require the delivery of other documents in connection with the transactions.